Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

Q1 2021 Intuit Inc. Earnings Call

The following is a transcript from FactSet CallStreet, LLC of the Intuit Inc. earnings call that took place on November 19, 2020 at 1:30pm PT.

CORPORATE PARTICIPANTS

Kim A. Watkins	Michelle M. Clatterbuck
Director-Investor Relations	Chief Financial Officer & Executive Vice President

Sasan K. Goodarzi
President, Chief Executive Officer & Director

MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon. My name is Latif, and I will be your conference facilitator. At this time, I would like to welcome everyone to Intuit’s First Quarter Fiscal Year 2021 Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer period. [Operator Instructions]

With that, I’ll now turn the call over to Kim Watkins, Intuit’s Vice President of Investor Relations.

Kim A. Watkins

Director-Investor Relations

Thanks, Latif. Good afternoon, and welcome to Intuit’s First Quarter Fiscal 2021 Conference Call. I’m here with Intuit’s CEO, Sasan Goodarzi; and Michelle Clatterbuck, our CFO.

Before we start, I’d like to remind everyone that our remarks will include forward-looking statements. There are a number of factors that could cause Intuit’s to differ materially from our expectations. You can learn more about these risks in the press release we issued earlier this afternoon, our form 10-K for fiscal 2020, and our other SEC filings. All of these documents are available on the Investor Relations page of Intuit’s website at intuit.com. We assume no obligation to update any forward-looking statement.

Some of the numbers in these remarks are presented on a non-GAAP basis. We’ve reconciled the comparable GAAP and non-GAAP numbers in today’s press release. Unless otherwise noted, all growth rates refer to the current period versus the comparable prior-year period, and the business metrics and associated growth rates refer to worldwide business metrics. A copy of our prepared remarks and supplemental financial information will be available on our website after this call ends.

And with that, I’ll turn the call over to Sasan.

Sasan K. Goodarzi

President, Chief Executive Officer & Director

Great. Thanks, Kim. And thanks to all of you for joining us today. I hope you’re all doing well.

We had a very strong start to fiscal year 2021. First quarter revenue grew 14%. Total revenue growth was driven by 13% growth in the Small Business and Self-Employed Group while Consumer Group and ProConnect Group revenue was in line with our expectations in a seasonally small quarter. This is a great start to the year in a challenging environment, which reinforces the resiliency of our platform.

We’re growing more confident in how our business is performing in the current environment, although macro uncertainty remains. We continue to see recovering trends across our platform with many QuickBooks indicators back to pre-pandemic levels. Therefore, I’m happy to announce that we will provide guidance for fiscal year 2021 which Michelle will cover in more detail later.

At our September Investor Day, we shared the acceleration of innovation driven by our AI-driven expert platform strategy and our five big bets, highlighting our growth potential. During the Platform Immersion Experience, we demonstrated progress against each big bet. What I’d like to do is highlight a few of the innovations and cover Big Bet number one last, as it accelerates innovation across our platform and is foundational to the other bets.

Our second big bet is to connect people to experts. We’re solving one of the largest problems our customers face, lack of confidence, by connecting people to experts with TurboTax Live and QuickBooks Live. We grew the number of TurboTax Live customers on our platform by nearly 70% last season while increasing our expert product recommendation scores by 4 points. The team is hard at work as we prepare for the season ahead. We’re also proud of the progress we’ve made with QuickBooks Live, which is built on the same expert platform. We already have more than 600 experts serving customers today, with some of these experts serving both Tax and Small Business customers.

Our third Big Bet is to unlock smart money decisions. We expect our pending acquisition of Credit Karma to be more important than ever as we work to help consumers save money, get out of debt, and have faster access to money. We expect to complete the acquisition before the end of this calendar year.

Our fourth Big Bet is to become the center of small business growth by helping our customers get paid fast, manage capital, pay employees with confidence, and grow in an omni-channel world. Sixty percent of small businesses struggle with cash flow. QuickBooks Cash helps small businesses manage working capital by providing visibility into their financial picture while providing them with the ability to move money instantly and ensure their money is working for them, all while leveraging the built-in accounting of QuickBooks.

We launched QuickBooks Commerce in September to better serve the 1 million product-based businesses on our platform by providing inventory and order management tools they need to grow their businesses in an omni-channel world. We’ve also identified 6.4 million product-based businesses in the U.S., UK, Canada, and Australia that could benefit from this solution, and we’ll innovate with high velocity to take advantage of this market opportunity. It’s still early with both QuickBooks Cash and Commerce, but we’re encouraged by what we’re seeing.

Our fifth big bet is to disrupt small business mid-market with QuickBooks Online Advanced and the features that we’re introducing to individually tailor the offering to the needs of small businesses with 10 to 100 employees at a disruptive price-point. We’ve doubled our QuickBooks Online Advance customers of 75,000 in fiscal year 2020, and we’re continuing to build on this momentum. We continue to pursue our premium app strategy and introduce integrations with Salesforce and HubSpot. We now have two of the largest CRM solutions available for our customers.

And finally, our first big bet, revolutionize speed-to-benefit, enables us to put more money in our customers’ pockets, eliminate friction, and deliver confidence in every touchpoint by using AI and customer insights. Last year, we increased use of AI and increased the number of models deployed across our platform by over 50%, tripled the speed of delivery on our modern development platform, and increased mobile application deployments by 60%. We’re building on this momentum this year as we innovate rapidly to solve our customers’ biggest problems.

Across all of our big bets, we’re building momentum and accelerating innovation which we believe positions us well for durable growth into the future. We also believe the current environment continues to act as an accelerant to these bets. Most everyone is looking for virtual solutions. Small businesses are accelerating their shift to online and omni-channel commerce, and both consumers and small businesses are looking for ways to put more money in their pockets.

So to wrap up, I’m excited about the opportunity we have ahead of us. And now let me turn it over to Michelle.

Michelle M. Clatterbuck

Chief Financial Officer & Executive Vice President

Thanks, Sasan. Good afternoon, everyone.

For the first quarter of fiscal 2021, we delivered revenue of $1.3 billion, GAAP operating income of $209 million versus $10 million last year, non-GAAP operating income of $334 million versus $129 million last year, GAAP diluted earnings per share of $0.75 versus $0.22 a year ago, and non-GAAP diluted earnings per share of $0.94 versus $0.41 last year.

Turning to the business segments, in the Small Business and Self-Employed Group, revenue grew 13% during the quarter. Online Ecosystem revenue was up 24% during the quarter. Growth slowed from Q4, reflecting lagging impact of lower retention during fiscal 2020 and the lapping of price increases which began during the middle of Q1 last year. Additionally, Q4 included 4 points of growth from nonrecurring revenue from the Paycheck Protection Program.

Our strategic focus within Small Business and Self-Employed is to grow the core, connect the ecosystem, and expand globally. Our longer term expectation remains 30% or greater Online Ecosystem revenue growth driven by 10% to 20% growth in both customers and ARPC.

First, we continue to focus on growing the core. QuickBooks accounting grew 28% in fiscal Q1, driven mainly by customer growth and mix shift. We began lapping a partial price increase last year, driving slower year-over-year growth versus last quarter.

Second, we continue to focus on connecting the ecosystem. Online Services revenue which includes Payments, Payroll, Time Tracking, and Capital, grew 17% in fiscal Q1. Within Payments, revenue growth reflects continued customer growth along with an increase in charge volume per customer. Within Payroll, we continued to see revenue tailwinds during the quarter from a mix shift to our full service offering and growth in Payroll customers.

Third, our progress expanding globally added to the growth of Online Ecosystem revenue during fiscal Q1. Total international online revenue grew 51%. Desktop Ecosystem revenue grew 3% in the first quarter, while QuickBooks Desktop Enterprise revenue grew mid-single digits. Desktop Ecosystem revenue growth also reflects the benefit of additional revenues from license updates and tailwinds from previously announced price increases in various products not fully reflected in the year-ago quarter. We do not expect these tailwinds to recur in future quarters.

Consumer Group revenue grew 19% in Q1. Looking ahead to the upcoming tax season, we continue to focus on our strategy to expand our lead in DIY, transform the assisted segment with TurboTax Live, and disrupt consumer finance.

Turning to the ProConnect Group, revenue grew 21% in Q1, in line with our expectations.

Let me turn to our acquisition of Credit Karma. I’m looking forward to welcoming the Credit Karma team to Intuit, and we’re excited about the unprecedented benefits we can deliver for customers. I want to remind you that we continue to expect the acquisition to be accretive over time. However, Credit Karma’s business was negatively impacted over the last seven months as lenders tightened access to credit due to economic uncertainty related to the pandemic. The business continues to recover after reaching a low point in June with monthly revenue in October close to pre-COVID levels.

Therefore, we expect the acquisition to be modestly dilutive to non-GAAP earnings per share in fiscal 2021 and neutral to modestly dilutive to non-GAAP earnings per share in the first full fiscal year after close in fiscal 2022. We’re looking forward to all the innovation that we can deliver together for customers.

Turning to our financial principles, we remain committed to growing organic revenue double digits and growing operating income dollars faster than revenue. We take a disciplined approach to capital management, investing the cash we generate in opportunities that yield an expected return on investment greater than 15%. We continue to focus on reallocating resources to top priorities with an emphasis on becoming an AI-driven expert platform. These principles remain our long term commitment, though we recognize that we may not be able to achieve them in the current environment or directly following the close of the Credit Karma transaction.

Our first priority for the cash we generate is investing in the business to drive customer and revenue growth. We consider acquisitions to accelerate our growth and fill out our product roadmap. We return excess cash that we can’t invest profitably in the business to shareholders via both share repurchases and dividends.

We finished the quarter with approximately $5.8 billion in cash and investments on our balance sheet. We expect to use approximately $3.6 billion of cash to fund part of the consideration for the Credit Karma acquisition. We did not repurchase any stock during the first quarter, as we temporarily suspended share repurchases in conjunction with the Credit Karma acquisition.

We have approximately $2.4 billion remaining on our authorization, and we expect to be in the market in the future. The Board approved a quarterly dividend of $0.59 per share payable January 19, 2021. This represents an 11% increase versus last year.

As you may have seen, we reached an agreement to settle the class action litigation regarding the IRS Free File program. We have agreed to pay $40 million to put this matter behind us. By entering into this settlement, which is subject to court approval, we’re not admitting any wrongdoing. Also, as I shared at Investor Day, Intuit is the target of a law firm whose standard approach seems to involve making a demand that companies pay a settlement amount to the law firm instead of paying fees associated with arbitration, and an increasing number of companies are facing similar attacks by the same law firm.

We recorded approximately $10 million in arbitration fees for Q1 fiscal 2021 and $14 million in fiscal 2020. We’ll be disclosing in our 10-Q that Intuit could incur arbitration fees of approximately $400 million related to those claims in future periods. We’re in the process of disputing these fees and believe this is an abuse of the arbitration system. If the court approves the settlement that I mentioned earlier, we believe it significantly reduces exposure to mass arbitration claims being brought against us.

Moving on to guidance, while macro uncertainty remains, we’re growing more confident in how our business is performing in the current environment. Our guidance for fiscal 2021 includes revenue growth of 8% to 10%, GAAP earnings per share of $7.00 to $7.15, and non-GAAP earnings per share of $8.40 to $8.55. Our fiscal 2021 guidance includes 110 basis points of operating margin expansion as we’re starting to see the leverage of our platform, which I shared at Investor Day.

We expect a GAAP tax rate of 23% and a non-GAAP tax rate of 24% for fiscal 2021. This compares to a GAAP tax rate of 17% and a non-GAAP tax rate of 23% for fiscal 2020. These increases are driven primarily by state and IRS changes to the R&D tax credit and expected decrease to our excess tax benefits for share-based compensation. This equates to an impact of $0.53 to our GAAP earnings per share and $0.11 to our non-GAAP earnings per share guidance for the higher tax rates.

Our Q2 fiscal 2021 guidance includes revenue growth of 8% to 9%, GAAP earnings per share of $0.89 to $0.92, and non-GAAP earnings per share of $1.31 to $1.34. You can find our full Q2 and fiscal 2021 guidance details in our press release and on our fact sheet.

One final note on Q2. We’re lapping a full quarter of a price increase in Q2 which we expect to negatively impact Small Business and Self-Employed revenue growth by a couple of points. Also, shortly after we close the Credit Karma acquisition, we will hold a call to discuss our revised guidance.

And with that, I will turn it back over to Sasan.

Sasan K. Goodarzi

President, Chief Executive Officer & Director

Great. Thank you, Michelle.

I’m very proud of our organization and all that we’ve accomplished together, and I’m very optimistic about the future. So with that, let’s now open it up to your questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from the line of Ken Wong of Guggenheim Securities. Your line is open.

Q

Great. Thank you for taking my question, and a really solid start to the year, guys. When looking at the guidance, specifically the SMB guidance, one might infer that you guys have removed the W and double-W macro scenarios off the table. Is that the right way to think about it? Or is it just purely that your business has held up much better and the realities are we still may run into those, but if we do it’ll tilt towards this new 8% to 10% lower-end?

A

Yeah. Hey, Ken. Good to hear from you. I think the best way I would describe it is, one, we’re actually seeing how resilient our platform is and how small businesses are using our platform in this pandemic. I think, two, because of that it just gives us confidence as we look ahead in terms of how small businesses are going to be able to maneuver through this current environment. So we’re primarily going off of the key indicators that we see that are both leading and lagging, and that is really what has given us confidence to provide the guidance that we’ve given.

Of course we’ll all have to wait and see how things play out with the health crisis and the impact to the economic crisis. But given just what we’re seeing in our business, that’s really what’s informed our guidance that we shared today.

Q

Got it. And if I could squeeze one in for Michelle, you mentioned the EBIT guidance. Looks like the margin expansion will be give or take 100 to 110 basis points, and you did previously mention seeing more leverage going forward. Is this the right level of margin expansion that we should be expecting as we look ahead?

A

Hi, Ken. Thanks. You know, to our financial principles, that really is the long term commitment that we have, and that includes growing revenue double digits and growing operating income faster than revenue. And so we — as I mentioned, yes. We do expect to see 110 basis points of expansion excluding Credit Karma.

As I shared at Investor Day, though, as we continue to evolve to more of an AI-driven expert platform, we do see opportunities for margin expansion across the P&L, and those opportunities can be in the areas of technology where we’re increasing the velocity of development on our actual technology platform so we can deliver faster and also using products and services across the company.

We also see that in customer success where we’re scaling a common customer success platform. That drives efficiency and effectiveness, serving across all products. And then also in go-to-market we’re able to leverage a common infrastructure so that we can more effectively target customers and manage our sales and marketing processes. So we do continue to see opportunities for us to expand margin going forward.

Q

Great. Thanks a lot, guys.

A

Thank, Ken.

Operator: Thank you. Our next question comes from Keith Weiss of Morgan Stanley. Your question, please?

Q

Excellent. First question I was hoping to ask — I’m not sure if you can comment on this — was just the current status update on your expectations on timing for Credit Karma, number one. And number two, whether all the sort of constituent pieces of Credit Karma are expected to come along? Because there was some speculation in the press that they might be selling off their Tax business. Any chance you could comment on either of those?

A

Yeah. Sure, Keith. Good to hear from you. First of all, we do have pretty high confidence that we will close Credit Karma by the end of calendar year, so that’s the first point. I think the second one is, as you know, we don’t comment on rumors, but it’s important to reinforce that the whole premise behind the Credit Karma acquisition was what we could do together to create a consumer finance platform. And it wasn’t for the Tax business. And so I think I will just leave it at that. But nevertheless, we’re really excited and can’t wait to close this so we can start doing amazing things together for consumers.

Q

Got it. If I could maybe sneak in one last one, since that last one was like half of an answer, in the broader platform within SMB, when you’re going into stuff like cash, when you’re trying to do more of the commerce back-end, how is this changing your competitive environment? Have you seen a significant sort of change in kind of who you’re going up against or sort of how you have to position the solutions for these newer solutions?

A

Yeah. Hey, Keith. Thanks for calling me out, buddy. In terms of your question, it’s interesting timing. We had QuickBooks Connect yesterday which is where we have thousands of small businesses and accountants and partners together. And of course this one was far, far bigger than it ever has been because it was all virtual, and we rolled out a lot of our innovations.

But particularly, to answer your question, we also rolled out QuickBooks Commerce and QuickBooks Cash to our customer base, or at least gave visibility and awareness, and the feedback was just through the roof. Because, if I start with accountants, accountants were very excited because now they can recommend QuickBooks to product-based business, and they love how QuickBooks Commerce works for product-based businesses. And they love the fact that they can in essence help a small business run their business through the platform. And, two, small businesses that were product-based businesses, they loved Commerce. And by the way, we got a raving reviews on QuickBooks Cash. It was just a simple app where you can send and receive money to be able to run your business.

I would say from a positioning standpoint, we’re not doing anything differently in terms of going up against others. What we’re really focused on is the customer problem and how we’re raising awareness. And in fact our team has done some great work, and in the months and the year ahead, what you’ll see is we’ll be in essence going to market with digital assets that helps small businesses understand that we can truly be the source of truth for their entire business versus the source of truth for their books and from an accounting lens. And so it’s more about what we’re doing to raise awareness and shape the market versus doing anything differently given who we’re going up against because, frankly, it’s no different than what it’s been in the past.

Q

Okay. Got it. Thank you very much.

A

Thanks, Keith.

Operator: Thank you. Our next question comes from Michael Turrin of WF Securities. Your line is open.

Q

Hey, there. Thanks for taking the question. Appreciate it. On guidance and the decision to bring that back, obviously the bigger focus now is on Small Business. But looking ahead to Tax, you previously mentioned tough comps from the strong top-of-funnel activity you saw last year, still guiding for 9% to 10% growth as a starting point there this year. Can you help just maybe frame out the base case there? And maybe your confidence around ability to further monetize that uptick you saw this past year?

A

Yeah. Sure, Michael. Very good to hear from you. You know, first of all, as we’ve talked about last quarter, our biggest uncertainty was around the macro environment and the impact to small businesses and how our platform would perform in the times of uncertainty. So we’ve just learned a ton. One, all the credit to small businesses in terms of just their passion to do whatever it takes to survive, but then, two, us better understanding how they use the platform to be able to deliver for customers. And so given that and given that we started experiencing businesses opening across the company, and our confidence is at an improved level than it was a quarter ago.

With that said, to your question around tax, we’re bullish about our strategy, and we’ve continued to be bullish based on the results that we’re seeing. And particularly, it’s driven by two primary areas. One is who we focus on, and then the second is the how. Who we focus on is we’ve doubled down several years ago on serving investors, serving self-employed and serving the Latinx market, all of which we are under-penetrated. And then, two, really going after the market, the assisted market and those that are looking for more confidence with TurboTax Live. And so although our comps compared to last year are tough comps, we do have confidence in our execution, our trajectory, and that’s really what informs the guidance that we provided.

Q

Got it. That’s all clear. Certainly a nice start to the year. Thank you.

A

All right. Thank you very much.

Operator: Thank you. Our next question comes from Jennifer Lowe of UBS. Your line is open.

Q

Great. Thank you. I wanted to drill down on the international growth because the 51% was a pretty impressive number. And I think at Analyst Day you exited fiscal 2020 with around 14% growth in subs, as obviously pricing has been a pretty strong level. So can you just maybe break down or decompose the components of that 51% growth? How much of that is potentially an improvement in the subscriber count you’re seeing versus continued success on pricing initiatives?

A

Yeah. Hi, Jennifer. Good to hear from you. It’s both, very consistent with what we shared at Investor Day. We continue to see strength in the UK and Canada, and we’re seeing some of the emerging markets that we’re focused on like Brazil and France really start their acceleration even in this current environment. And so really, it’s a combination of being very focused on who we pursue with what products we pursue.

And then also, really intentional about pricing, and frankly a lot less discounting, especially in places like Canada and UK where we created a network effect with small businesses using us, recommending us, with accountants using us and recommending us. And so we don’t have to discount as much to get our names known. So it’s very similar to what we talked about which is a combination of customer growth and ARPC growth, and the ARPC growth has a lot to do with what we’re selling and a lot less discounting.

Q

Great. And if you could, just one more for me. A little while ago over the summer, as the world was changing with COVID-19, you, like many other companies, took some actions to sort of de-emphasize some of the less growthy businesses and then plan to bring back that head count over time in some of the growthier parts of the business.

And I’m just curious where you are in that process at this point. And maybe specific to the margin guidance, what’s the assumption of the pace of getting back into the hiring groove on your business and cost structure?

A

Yeah. Sure. Just for quick context, there are a couple of areas where we felt like we needed to double-down in context of the bets that we’ve declared. It’s the type of talent that we’re pursuing both in creating a modern operations in our customer success but also the type of experts that we want to bring into customer success. And then in technology, it was more systems engineers, infrastructure engineers, cloud engineers that have lots of experience in building complex systems in the cloud.

And we are aggressively hiring in those areas because they ultimately are very important in serving the bets that I talked about earlier and a lot of our innovation that we’ve been talking about like commerce, cash, advance, et cetera. So we feel good about our hiring ramp. And I think I would just really focus on the guidance that Michelle talked about which includes about 110 basis points of margin expansion, and all of our approach to hiring is all included in the guidance that we provided.

Q

Great. Thank you.

A

Thank you, Jennifer.

Operator: Thank you. Our next question comes from the line of Sterling Auty of JPMorgan. Your line is open.

Q

Just one question from my side. You talked about the headwind from renewal rates from previous quarter impacted this quarter’s revenue. Can you just give us an update? What did you see in terms of renewal rates through this quarter in the Small Business franchise?

A

Yeah. Actually, the tailwinds or the headwinds are in three buckets. One is overall we shared at Investor Day our retention dropped by a couple of points based on what we saw in March, April, May timeframe. That, along with lapping a price increase and actually not taking price action deliberately, plus the impact on acquisitions in those same months, is really what impacted our growth rate for the quarter that you see here. And our view with respect to the second quarter will be probably the lowest point of the year for the Small Business Group for the same exact reasons that I just mentioned.

As you know, we don’t break out quarterly attrition, and retention rates we share once a year at Investor Day. So those are the main drivers of it.

Q

That make sense. Thank you, guys.

A

You’re very welcome.

Operator: Thank you. Our next question comes from Brent Thill of Jefferies. Your line is open.

Q

Thanks. Sasan, if you could, just talk about the shape of the recovery in SMB that you’re seeing and the conviction level that you have that, that continues. Could you just give us a sense of how are you seeing that progress?

And then I just had a quick follow-up. You were showing the TurboTax full opportunity on your website. You removed it. It seems really interesting in terms of the opportunity to outsource everything to you. Can you just walk-through your intentions for that solution this year? Thanks.

A

Yeah. Sure, Brent. Good to hear from you. In terms of the shape of the recovery, that should be quite consistent with what we shared at Investor Day. Most of our indicators are back to pre-pandemic levels, but charge volume is still several points lower. The number of companies running payroll is still several points lower. So although things have recovered, the reality is things are still below pre-pandemic levels.

I think where we have more confidence, Brent, is now we’re actually seeing how our platform is really — how resilient it is and how delivering benefits for customers in these very tough times, plus the innovation that we have across the platform. So just seeing how our platform is playing out and seeing impact of our innovation is actually what gives us even more confidence. And from a recovery standpoint, not much has changed in the last six weeks and what we shared at Investor Day.

To turn to your second question, when you think about transforming the assisted segment and really helping customers do their taxes with confidence, there are those that choose to do it themselves, but at one point in time they may want to hit a button and get an expert to come talk to them, review their return, to gain confidence. So those that from the beginning may choose to have help along the way and pick TurboTax Live as an actual offering right off the bat, and then there are those that may start and decide, you know what? I just want you to do my taxes for me, which is a lot of what we were testing in the last several months. And our plan is to actually launch the platform with all of those capabilities come this coming tax season, which, by the way, is right around the corner.

Q

Thank you.

A

Yes. Thanks.

Operator: Thank you. Our next question comes from Siti Panigrahi of Mizuho. Your line is open.

Q

Thanks for taking my question. I just want to ask about the strength you’re seeing in terms of new customer acquisition, because we saw the recent Q3 census data there was record number of small business creation and in Q3 using 1.6 million versus an average of 800,000, so I guess most of these could be potentially QuickBooks customers. So how should we think about this opportunity in the current trend of this new customer acquisition?

A

Yeah, Siti. Good to hear from you, and really good question. You know, as I mentioned, there are a few of our key metrics that have recovered quite nicely, but they are still below the pre-COVID levels, like charge volume and payroll. Acquisition is one that’s actually rebounded quite nicely, and we’re actually benefiting from some of what you shared, which is more new business formation. So that’s probably a metric above and beyond all of them that is probably more in the green, and we’re benefiting from some of that recovery.

Q

Great. Thank you.

A

You’re very welcome.

Operator: Thank you. Our next question comes from Brad Zelnick of Credit Suisse. Go ahead.

Q

Hi, everyone. This is Yawen for Brad. Thanks for taking my question. It’s a little bit specific but also philosophical here, and it’s around QuickBooks Commerce and the specific topic of discounting. I understand it’s a new solution and you want mass market adoption, but when I go to the website, it shows 92% off monthly list price for the first 12-months of service. I’ve never seen anything like that in software before. I guess, what’s the thought process here, especially as it sounds like you’re being more thoughtful around optimizing for discounts in other areas of your business?

A

Yeah. Sure. Good to hear from you, and very good question. Two things I would say. One is we are actually very intentionally qualifying customers top of the funnel to ensure that we only bring in customers that we can deliver against their expectations given we literally just launched the platform. Interesting enough, one of the things we’re seeing is when customers want to use it so bad they go back to the top of the funnel and change their answers so they can qualify for it, so the demand is quite high.

I think you may have fallen into one of our test cells. There’s a lot of different things we’re testing, different business models, different pricing. So I don’t exactly know what you fell into, but it sounds like you fell into a test cell.

Q

Got it. Thank you. The other bit I guess around the 9% to 10%, the QuickBooks and Small Business growth scenario there. Just thinking about exogenous factors that may result in upside or downside, does a hypothetical government stimulus package — how does that help churn business creation? And how to think about that flowing through to your model?

A

Yeah. The stimulus I would say, no pun intended, is not really going to be a big stimulus for small businesses. It’s not going to make a difference between them going out of business or not. I’ll hit on one element of your question, which is the range of the guidance.

You know, the low end of the guidance is really driven from how restricted the states become, how restricted the country becomes, beyond what we’re all seeing, which is, although every state is a little different, you no longer can go into a fitness center. It’s only if it’s outside. You can’t go eat inside at all. And now New York public schools closed again, so everybody has to go home. So that has implications for the local economy.

So the low end of the guidance is more how restrictive things get and then the impact on small businesses because we feel quite confident in our execution. And of course the high end is I would say the trends that we’re experiencing and seeing right now. That’s how we thought about it.

Q

Got it. Very helpful. Thank you.

A

Yeah. Very welcome.

Operator: Thank you. Our next question comes from the line of Arvin Ramani of Piper Sandler. Your line is open.

Q

Thanks for taking my questions. One of the changes I picked up at your recent Analyst Day was kind of really focusing on increasing revenue per customer. Just want to see if there was kind of something that you’re looking to do to really increase revenue per customer and how you’re planning to approach it over the next couple of years.

A

Sure, Arvind. Good to hear from you. Let me just play back your question because you were cutting in and out. I want to make sure I’m answering the question you’re asking. I think your question was we talked about revenue per customer increasing at Investor Day, and you’re just wondering how we plan to achieve that. Did I play that back correctly?

Q

Yes.

A

Great. You know, I would say a couple of uber-messages. The first one is it’s because of the incredible innovation and the acceleration of the innovation from the team that’s really going after delivering benefits that customers care about most. So if I decompose that with a couple of examples, you know, what I would share is QuickBooks Live has the potential to increase revenue per customer. The volume is not of course at the same rate, but the revenue per customer is. When you look at QuickBooks Advance, which comes with serving much larger customers, that has an opportunity and does move the needle when it comes to revenue per customer.

And then there is the services. The services that go with QuickBooks Live, the services that go with QuickBooks Advance, and then within all the services that we provide, Payments, Payroll, TSheets. And now with the integration of TSheets and Payroll full service, these services and the innovation and the impact themselves also deliver more revenue per customer.

So, when you put all of those together, those are the biggest drivers of increased revenue per customer, which is driven by the innovations that the team is delivering for customers.

Q

Terrific. And just a quick second question for me. How consummated is your relatively new integrated CRM solution? Should we expect this to be a big revenue growth driver? Or is it just another proof point of differentiated offering?

A

I think it’s just another important innovation and benefit for customers on our QuickBooks Advance platform. Again, when you think about these customers, because I’m assuming you’re talking about like HubSpot and Sales force and these customers that are between 10 to 100 employees and even larger than that, they are looking for CRM solutions. So we invested quite a bit of time — I’ll use HubSpot as an example — to really deeply integrate.

In fact, I was just doing the demo several days ago, and it’s a really cool experience for our customers. So it just positions us and allows us to not only serve our existing customers with QuickBooks Advance but also penetrating new customers.

Q

Great. Thank you very much.

A

You’re very welcome.

Operator: Thank you. Our next question comes from the line of Scott Schneeberger of Oppenheimer. Your question, please?

Q

Thanks. Good afternoon. I was hoping, Sasan or Michelle, if you could elaborate, please, on the mix shift driving in QuickBooks Online accounting. If you could delve in a little deeper, primary drivers and sustainability you see there. Thanks.

A

Sure, Scott. I’ll jump in, and if there’s anything Michelle wants to add, she can jump in. It’s very similar to what I just shared with Arvind.

First of all, I’ll start with the headline. It’s very sustainable. We’re just getting started, and when you look at the mix, it gets driven by the platform with QuickBooks Live. Another one is QuickBooks Advance. Both of these come with them services like Payments and Payroll and TSheets and then acts like HubSpot, as an example, that allows us to drive a mix shift. And so those are just examples.

And then QuickBooks Commerce, which really gives us the opportunity to serve product-based businesses that we’ve served for years in Desktop, a million product-based businesses we have on Desktop. Now we have an opportunity to serve these customers with QuickBooks Commerce, and those are the drivers.

And the last one I’d say is countries where we get the product market fit, like Canada and the UK. We have an opportunity to expand the services that we provide at higher prices and don’t have to discount as much because our names are out there. The experience goes viral, and therefore more customers want to use it.

So those are the drivers of the mix shift and the ARPC shift, and that’s quite durable.

Q

Great. Thanks for that. And then as a follow-up, I’m just curious just to review points on small business failures. Obviously, you feel confident enough to give guidance, and we’ve heard a lot of good things and the discussion of the stimulus as well. But just anecdotally, what are some of the things that you’re seeing? And do you feel that the economy is around the corner, to the extent you can speak to that? Thanks.

A

Sure. Two things I would say. I think the most important lever for small businesses is we’ve got to lead thoughtfully through this health crisis because leading thoughtfully through the health crisis will enable the country and the globe to actually bring jobs back and reduce unemployment. Those are the two larger levers that will impact small business failures. And as we talked about at Investor Day, our retention dropped a couple of points because of the failures that we experienced.

I think those two levers that I mentioned plus a fiscal stimulus, not just more stimulus money but a fiscal stimulus, along with getting out of this health crisis and ultimately getting back to lower unemployment is going to really drive the long term health of those small businesses.

Q

Thanks.

A

You’re welcome.

Operator: Thank you. Our next question comes from Kirk Materne of Evercore. Your line is open.

Q

Yeah. Thanks very much. Sasan, I was wondering if you could dive a little bit deeper into sort of the announcement today of HubSpot and maybe just your view on whether or not small businesses are now looking a little bit more for a one-stop shop. You guys obviously have financials. You added Commerce, and this obviously expands you into CRM and marketing with them. So is the feedback that you’ve been getting that this is, look, we want to only deal with one vendor to really help us manage our business from customer acquisition, through finances, through commerce? Because that’s what it sort of seems like. And do you think the market’s moving there in a faster way due to COVID? Thanks.

A

You’re very welcome. You know, I would focus more on the customer paying that we are after. One of the things that we’re really focused on is, one, to help our customers grow, and two, to be able to serve product-based businesses. Because even in service-based businesses, traditionally we’ve not solved the problem of helping them grow and get more customers well.

And so this integration with HubSpot with Salesforce is really an example of solving the problem of, with our platform, we can help you grow your business. We can help you get paid. We can help you do payroll. We can give you access to capital. We can help you with time tracking. Of course, now we can help you set up on multiple different channels and be able to run your product-based business. So we’re really focused on the customer problem.

And one of the things I preach probably more than one wants to hear at Intuit is let’s not focus on just creating a one-stop shop because that’s not how the customer thinks. The customer thinks, I need to solve my problem. Can you solve it for me?

With that said, we are seeing more and more customers begin to use our platform to be able to run their business, and we’re seeing more and more customers tell us, hey, can you do some integrations with the following applications to be able to help me grow my business? So it’s very customer-back driven, and it’s now several years of us being in the cloud where we’re building up the platform to the point where you don’t need to go anywhere else. You can run your entire business on our platform, which is exactly the same thing we’re looking to do on the consumer side.

We want a consumer platform where you can do your taxes, get early access to your paycheck, connect the financial products that are right for you, and truly reach financial freedom. And so it’s consistent with what we’re trying to do across the company for customers.

Q

That’s great. Thank you very much.

A

You’re very welcome.

Operator: Thank you. Our next question comes from Kartik Mehta of Northcoast Research. Your line is open.

Q

Michelle, how are you? Sasan, you’ve talked about QuickBooks Business and not raising prices obviously, considering the economic environment we’re in. Do you think that same philosophy will apply to the Tax business? Or is the Tax business different? And do you think there’s some different leverage points and price would be available for the upcoming season?

A

Yes, Kartik. Good to hear from you. I would think about this in a couple of dimensions, both consumers and small businesses. We actually now have offerings that are disruptive, and they disrupt higher-price alternatives. So when you look at QuickBooks Live, the price customers have to pay with QuickBooks Live is actually a lot less than what they pay if they have to go directly and find their own bookkeeper or enrolled agent. And you look at QuickBooks Advance. We are actually the disruptive price but yet have a lot of opportunity in terms of what we can do with pricing. Same thing goes for TurboTax Live. We’re a much lower-cost alternative than going to somebody, as you know, home or store to get your taxes done.

So I think the way I would think about it is there are segments of customers we may intentionally, given the environment, not do price increases, but then there’s certain segments of the customers where we will because we’re actually very disruptive and far lower-price alternatives. So that’s the way we approach it and think about it internally.

Q

Thanks, Sasan. Really appreciate it.

A

Thank you.

Operator: Thank you. Our next question comes from Chris Merwin of Goldman Sachs. Your question, please.

Q

Okay. Thanks very much for taking my question. I think you all talked about the Online Ecosystem getting back to 30% growth over time, and I guess if we look at the 2021 guidance for the segment as a whole, we assume Desktop is flat. I think it would imply that QuickBooks Online would be maybe high-teens growth for this coming year. It sounds like the trends are very much getting back on track for QuickBooks Online. Just curious how we think about the progression back towards 30%-plus growth over time for that segment. Thanks.

A

Yeah. Sure, Chris. First of all, as you heard Michelle mention, we have every intention over time to get back to 30%-plus Online revenue growth, and that will happen really by two levers. One is our continued innovation to deliver value and the portfolio we now have, and two, it’s the recovery of small businesses. Although our platform has demonstrated to be resilient, it’s important to know that we’re not out of this pandemic. And we need to make sure that we get through this health crisis and get unemployment back down and get to a more healthy economy. And I think the combination of our innovation and getting to a better place in terms of the economy will allow us to get back to that 30%, and a lot of that is what informs the guidance that we provided.

Q

Okay. Great. Thank you. And then maybe one just quick follow-up. Wanted to ask about QuickBooks Advance, just in terms of how that’s doing relative to your expectations in the current environment. Are you seeing customers holding back on some of the larger system upgrades, say, relative to SMB? Or is that not the case? Just curious how you’d characterize the strength you’re seeing in that business right now.

A

Yeah. I would say it’s actually doing well. At Investor Day, if you’ll recall, we talked about now we have 75,000 customers, and that’s 100% growth year-over-year. And we’re seeing both customers upgrade to QuickBooks Advance that are existing customers, and we’re actually seeing new customers come in that have been using a bunch of different apps and manual processes. And they use QuickBooks Advance, and they see them as an advantage to be able to grow their business. And because it’s disruptive in terms of price versus alternatives, we are not seeing holdbacks. And we’re actually seeing benefit of what a platform can do that’s a disruptor, especially those small businesses that are deciding, manually running my business is no longer going to work. I need to move to the cloud, especially because of the COVID environment, and QuickBooks Advance becomes an accelerant.

Q

Okay. Great. Thanks so much.

A

Very welcome.

Operator: Thank you. Our next question comes from Michael Millman of Millman Research. Your question, please.

Q

Thank you. So, if I’ve done the numbers roughly correct, there’s about 100 million taxpayers who pay about a quarter of a trillion — with a T like TurboTax — dollars, for no or zero return. I was kind of wondering, in this kind of opportunity, maybe, for you, what if anything you’re doing now to get some of this money funneled into something that’s earning? Or Credit Karma doing anything? Does the IRS kind of stand up there and say, don’t you dare fool with all this money? Maybe you could help us think about this.

A

Sure, Michael. Yeah. You know, let me take a shot at this to see if this addresses your question. First of all, we do see a very large opportunity, but the way we look at it is that there are about 86 million people that go to somebody else to have their taxes done. And they spend about $20 billion or more to get those taxes done. We just see a huge opportunity to be able to serve those customers with a digital platform where we can bring the help to their place of home or office at their convenience at a much lower price and provide them the confidence that they need to get the maximum refund.

So we do see the same opportunity that you do. Our figures are a bit different than what you were articulating, but that’s really what we are pursuing with our Live platform.

Q

I was actually kind of thinking of no refund. Don’t pay more than you need to, invest that money.

A

Oh. Got you. I think I understand what you’re asking. You know, the whole purpose of our vision of what we want to do to create a consumer finance platform is to give consumers choice, is to give them choice to connect to financial products like loans and insurance and credit cards that are right for them. It’s to be able to give them choice when they get their tax refund, if they want to put it in a high-yield savings account, if they want early access to their tax refund and actually want early access to their paycheck, to give them more choice. Because we have the ability using their data with their permission to give them insights that otherwise they wouldn’t get. Plus, by the way, if they wanted an expert to help them, will provide some advice, we could help them with that.

That’s our vision on what we want to do with our big bet three, which is unlock smart money decisions, and of course that’s where Credit Karma comes in and can really fuel that vision. And we’re excited about it.

Q

So you’re thinking more of after taxpayers get their refund rather than saying there shouldn’t be a refund. You should be using that money more productively than lending it to the IRS.

A

Yeah. Well, the refund is the consumer’s money. So it’s money that’s theirs, and they earned it. And they should get their refund. It’s about how we help the consumer with what they can do with their refund is really our mission.

Q

I see. Okay. And just quickly, the guides you gave, that is before Credit Karma? Or does it include Credit Karma?

A

Yes. That is excluding Credit Karma because we have not yet closed Credit Karma. And as Michelle mentioned, once we do close Credit Karma, we will actually have another call. And we will update our guidance, and it will include Credit Karma.

Q

Okay. Great. Thank you very much.

A

You’re very welcome.

Q

Be safe.

A

Thank you. You, too.

Operator: Ladies and gentlemen, I’m not showing any further questions. Would you like to close with any additional remarks?

Sasan K. Goodarzi

President, Chief Executive Officer & Director

Yes. I’ll be brief.

Thank you, everyone, for your questions. And wish everyone that celebrates Thanksgiving a wonderful and safe Thanksgiving, and we’ll speak to you very soon. And enjoy your holidays. Thank you.

Operator: Ladies and gentlemen, thank you for participating, and this concludes today’s conference call.

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Important Information for Investors and Securityholders

Cautions About Forward-looking Statements

These materials contain forward-looking statements, including the impact of the COVID-19 pandemic on Intuit’s business; the timing of when individuals will file their tax returns; Intuit’s prospects for the business in fiscal 2020 and beyond; expectations regarding Intuit’s growth outside the US; expectations regarding timing and growth of revenue for each of Intuit’s reporting segments and from current or future products and services; expectations regarding customer growth; expectations regarding Intuit’s corporate tax rate; expectations regarding changes to our products and their impact on Intuit’s business; expectations regarding the amount and timing of any future dividends or share repurchases; expectations regarding availability of our offerings; expectations regarding the impact of our strategic decisions on Intuit’s business; and expectations regarding the timing, completion, financial performance and impact of the Credit Karma acquisition.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic instability and uncertainty. These factors include, without limitation, the following: our ability to compete successfully; our participation in the Free File Alliance; potential governmental encroachment in our tax businesses; our ability to adapt to technological change; our ability to predict consumer behavior; our reliance on third-party intellectual property; our ability to protect our intellectual property rights; any harm to our reputation; risks associated with acquisition and divestiture activity; the issuance of equity or incurrence of debt to fund an acquisition; our cybersecurity incidents (including those affecting the third parties we rely on); customer concerns about privacy and cybersecurity incidents; fraudulent activities by third parties using our offerings; our failure to process transactions effectively; interruption or failure of our information technology; our ability to maintain critical third-party business relationships; our ability to attract and retain talent; any deficiency in the quality or accuracy of our products (including the advice given by experts on our platform); any delays in product launches; difficulties in processing or filing customer tax submissions; risks associated with international operations; changes to public policy, laws or regulations affecting our businesses; litigation in which we are involved; the seasonal nature of our tax business; changes in tax rates and tax reform legislation; global economic changes; exposure to credit risk of the businesses we provide capital to; amortization of acquired intangible assets and impairment charges; our ability to repay outstanding debt; our ability to repurchase shares or distribute dividends; volatility of our stock price; our ability to successfully market our offerings; failure to obtain required regulatory approvals in a timely manner or otherwise; failure to satisfy any closing conditions to the proposed acquisition of Credit Karma; risks associated with tax liabilities or changes in U.S. federal tax laws or interpretations to which the proposed transaction with Credit Karma or parties thereto are subject; failure to successfully integrate any new business; failure to realize anticipated benefits of any combined operations; unanticipated costs of acquiring or integrating Credit Karma; potential impact of announcement or consummation of the proposed acquisition on relationships with third parties, including employees, customers, partners and competitors; inability to retain key personnel; changes in legislation or government regulations affecting the acquisition or the parties; economic, and or political conditions that could adversely affect the acquisition or the parties; the impact of the COVID-19 pandemic; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

More details about these and other risks that may impact our business are included in our Form 10-K for fiscal 2020, in our other SEC filings and in the Registration Statement on Form S-4 and the consent solicitation statement/prospectus contained therein relating to the proposed acquisition of Credit Karma, Inc. You can locate these reports through our website at http://investors.intuit.com. Forward-looking statements represent the judgment of the management of Intuit as of the date of this presentation. We do not undertake any duty to update any forward-looking statement or other information in this presentation.

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Important Additional Information Has Been Filed with the SEC

Intuit has filed with the SEC a registration statement on Form S-4, which includes the prospectus of Intuit (the “prospectus”), and which was declared effective by the SEC on May 8, 2020. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS IN ITS ENTIRETY AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTUIT, CREDIT KARMA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders may obtain free copies of the prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the prospectus and other documents filed with the SEC on Intuit’s website at http://investors.intuit.com.